Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

A Word from Jim Ferland

Today we are entering a new phase of our planned merger with Exelon. With the announcement of the transition team, you will soon see a step-up in activity and information. The main goal of the merger is to create a premier energy company with results and capabilities that neither PSEG nor Exelon could achieve on its own. There is a lot of work that needs to be done now to make sure that we realize this goal. I have confidence that Ralph Izzo and the team members named today are up to the task – with the assistance and input from many of you throughout the organization.

Today’s announcement also marks an increase in the information that we hope to make available to you. This new online publication is one way of keeping you informed. I am committed to getting information out in a timely fashion, but also realize that for many questions, there simply are no immediate answers.

I also realize that uncertainty may be stressful. The company offers several programs that can help you cope with change. Our Human Resources department will be publicizing these programs in the coming weeks and I encourage you to make yourself aware of what is available and take full advantage of whatever you feel is most valuable to you.

Finally, let me emphasize that, as hard as it may be at times, we need to continue to focus on doing our jobs. We still provide a valuable service to our clients – whether they are gas and electric customers or internal clients. It is especially important to maintain our high standards as we work through the difficult and time-consuming regulatory approval process.

PSEG, Exelon employees named to lead merger transition teams

PSEG and Exelon today announced the formation of 10 merger transition teams and the people from both companies who will lead them.

The teams will be responsible for developing and implementing plans for the successful integration of the two companies once the merger is approved by shareholders and various regulatory agencies. The merger is expected to close in 12-15 months.

The teams are organized in the following categories:	Integration Management has four sub-teams that will handle major processes:
Business Unit sub-teams will shape and design the organizations, and seek to identify and preserve best practices. They are:	HR Systems Integration will determine procedures for candidate selection, labor relations, compensation and benefits.
Generation and Trading	Financial Systems Integration will look at
Delivery
Corporate/Shared Services	CONTINUED ON NEXT PAGE
PSEG Energy Holdings

Employees named to lead merger transition CONTINUED FROM PAGE 1 everything from accounting
policies to financial systems.
The Integration Team will
determine how to integrate
different IT systems.
Integration Office will oversee the
process, identify and resolve
issues and assist in the
coordination of the efforts of all
the sub-teams.

Transaction Teams include the:
Regulatory Team that is already

working on filings and managing the regulatory process.

Deal Team that will maintain the financial model of the transaction and coordinate efforts to close the deal.

Each of the 10 teams has an executive sponsor and leaders from Exelon and PSEG. (See chart below.)

"Now that the team leaders have been named, the next step is to identify	people with the right expertise to handle the various integration issues and activities that need to get done," said Ralph Izzo, the overall PSEG Integration Team leader. "We expect each of the teams to better define their deliverables and complete their staffing by the end of February. The real analysis will begin in March. We will communicate results and decisions in a timely manner."

Generation and Trading

Exec Sponsor:
  John Young (EXC)

Leads:
  Mark Schiavoni (EXC)
  Ed Sondey (PEG)

Delivery

Exec Sponsor:
  Jack Skolds (EXC)

Leads:
  Ralph LaRossa (PEG)
  Dick Webster (EXC)

Corporate/Shared
Services

Exec Sponsor:
  Bob Busch (PEG)

Co-Lead:
  Bill Arndt (EXC)

PSEG Energy
Holdings

Exec Sponsor:
  Bob Dougherty (PEG)

Leads:
  Richard Glanton (EXC)
  Eileen Moran (PEG)

Deal Team

Exec Sponsor:
  Tom O’Flynn (PEG)

Leads:
  Sharon Hillman (EXC)
  Mike Wiater (PEG)

Regulatory Teams

Exec Sponsor:
  Betsy Moler (EXC)

Co-Lead:
  Ed Selover (PEG)

Integration Executive

Randy Mehrberg (EXC)

Ralph Izzo (PEG)

HR Systems
Integration

Exec Sponsor:
  Gary Snodgrass EXC)

Leads:
  Ginny Brown(EXC)
  Rich Landy (EXC)
  Peggy Pego (PEG)

Financial System
Integration

Exec Sponsor:
  Tom O’Flynn (PEG)

Leads:
  Derek DiRisio (PEG)
  Bob McDonald (EXC)

Business Unit
Teams

Transaction
Teams

INTEGRATION STEERING TEAM

Exelon: John Rowe, Randy Mehrberg, Betsy Moler, Bob Shapard,
                   Jack Skolds, John Young

PSEG:   Jim Ferland, Bob Busch, Bob Dougherty, Ralph Izzo, Tom ’Flynn

INTEGRATION
MANAGEMENT TEAM

Integration Office

Leads: Shelley Keller (EXC)
          Kevin Quinn (PEG)

Joint Integration Team

IT Integration

Exec Sponsor:
  Ruth Ann Gillis (EXC)

Leads:
  Manoj Chouthai PEG)
  Dan Hill (EXC)

EXC-Exelon

PEG-PSEG

Q	How will people be selected for the sub-teams and when	Q	Are there advantages to being on a team?
will they be announced?

A	The teams will be lead by an Executive Sponsor and a Team Lead from each company. These leaders will	A	People who serve on teams are not guaranteed

choose the members of the team. The members of these main sub-teams should be announced in the next few weeks. Once the main sub-teams are formed, there will be smaller teams formed to assist them. Some will run the length of the transition; some may be formed for just a few weeks to deal with a specific issue.

positions. On the other hand, not serving on a team in no way suggests a limitation of future opportunities.

		Q	Are the executive sponsors and team leads
guaranteed positions in the new company?

Q	Can employees volunteer to serve on one of the teams?	A	The senior-level management assignments have not
yet been determined. Executive sponsors and team leads were chosen for their ability to contribute to a successful integration.
A	There is no process for volunteering to be on a team, but
if employees believe that they have something to offer a
team, they should e-mail their interest to the Team Lead from PSEG.
		Q	Has the transition established a timeline for when
people will know if their position is being eliminated?
Q	What will the teams be empowered to decide?
		A	The current timeline—and I need to caution that this
A	The teams have been chartered to blend the different

is subject to change for a variety of reasons—is that the transition teams will use the next few months to understand both of the current organizations. In May through August, they will begin to set up the structure and processes for the new organization. In the September-December timeframe, planning for how to implement these decisions will take place. People will not take the new positions prior to the close of the merger and no merger-related layoffs will take place prior to closing.

companies’ strategies, processes and organizations. They will do organizational design—deciding what job types and skills are needed as well as setting optimal staffing levels.

Q	Will the teams be involved in staffing-up the new
organizations?

A	The exact process for choosing staff for the new
organization has yet to be developed. We expect the Human Resources Systems Integration team to design the process for staffing selection to be followed by each team.		Q	Will members serve on the teams full time, or in
addition to their regular day jobs?

Q	How big will the teams be and is there a formula	A	Some will be full time for the length of the
for what percentage of the teams will come from each company?		transition; others will be full time for short stretches of time. Again, it really depends on the nature of the issues being tackled.

A	There is no formula for team size or percentage of

members from each company. It will vary from team to team. For example, the New Jersey regulatory team, which is already hard at work, has more members from PSEG, while the Illinois regulatory team has more members from Exelon. The size likewise will vary depending on the complexity and scope of the issues being addressed.

		Q	How will disagreements between the two companies
be handled?

		A	We are establishing a procedure for settling

disagreements but the details are still being worked out. John Rowe and Jim Ferland both want the best organization possible. They want to build the best energy company, not just the biggest. I don’t expect that Exelon will always “win”—I anticipate that the best decisions will emerge. All the interactions I have had with members of the Exelon team have been constructive, professional and focused on creating a unified premier utility.

“Safe Harbor” Statement Under
The Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, and Current Reports on Form 8-K on December 21 and December 20, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation
Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.